UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

Cempra, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

15130J 109
(CUSIP Number)

Lloyd Appel
Aisling Capital
888 Seventh Avenue, 30th Floor
New York, NY 10106
(212) 651-6380
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15130J 109	SC 13D	Page 2 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aisling Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,232,278 (including 39,218 shares of the Issuer’s common stock issuable upon the exercise of preferred share purchase warrants expiring on August 5, 2018 (the “Warrants”))
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,232,278
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,232,278
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%(1)
14	TYPE OF REPORTING PERSON PN

(1)
Based on 43,588,646 shares of the Issuer’s common stock issued and outstanding as of April 17, 2015, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities Exchange Commission (the “SEC”) on April 30, 2015.

CUSIP No. 15130J 109	SC 13D	Page 3 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aisling Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,232,278 (including 39,218 shares of the Issuer’s common stock issuable upon the exercise of the Warrants)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,232,278
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,232,278
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 15130J 109	SC 13D	Page 4 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aisling Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,232,278 (including 39,218 shares of the Issuer’s common stock issuable upon the exercise of the Warrants)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,232,278
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,232,278
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 15130J 109	SC 13D	Page 5 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steve Elms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000
	8	SHARED VOTING POWER 2,232,278 (including 39,218 shares of the Issuer’s common stock issuable upon the exercise of the Warrants)
	9	SOLE DISPOSITIVE POWER 2,000
	10	SHARED DISPOSITIVE POWER 2,232,278
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,234,278
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 15130J 109	SC 13D	Page 6 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dennis Purcell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,630
	8	SHARED VOTING POWER 2,232,278 (including 39,218 shares of the Issuer’s common stock issuable upon the exercise of the Warrants)
	9	SOLE DISPOSITIVE POWER 7,630
	10	SHARED DISPOSITIVE POWER 2,232,278
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,239,908
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 15130J 109	SC 13D	Page 7 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Schiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200
	8	SHARED VOTING POWER 2,232,278 (including 39,218 shares of the Issuer’s common stock issuable upon the exercise of the Warrants)
	9	SOLE DISPOSITIVE POWER 200
	10	SHARED DISPOSITIVE POWER 2,232,278
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,232,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 15130J 109	SC 13D	Page 8 of 11

Item 1.	Security and Issuer.

Item 1 is amended and restated in its entirety as follows:

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D as previously filed by the undersigned Reporting Persons (as defined below) with respect to the common stock, par value $0.001 per share (the “Common Stock”) of Cempra, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 6320 Quadrangle Drive, Suite 360, Chapel Hill, North Carolina 27517-8149.

The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based on 43,588,646 shares of the Issuer’s common stock issued and outstanding as of April 17, 2015, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on April 30, 2015.

Item 2.	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated in its entirety as follows:

As of the date hereof, each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to beneficially own 2,232,278 shares of Common Stock, consisting of (i) 113,663 shares of Common Stock, which were acquired on February 7, 2012 in the Issuer’s initial public offering of Common Stock (“IPO”),  (ii) 2,079,397 shares of Common Stock issued upon the corporate conversion of the Issuer prior to the closing of the IPO on February 7, 2012 from a Delaware limited liability company into a Delaware corporation (the “Conversion”) and (iii) 39,218 shares of the Issuer’s common stock issuable upon the exercise of the Warrants.  Each of Messrs. Elms, Schiff and Purcell may be deemed to share beneficial ownership of such shares of Common Stock held by Aisling and may also each be deemed beneficially own certain shares for held directly by such persons.  The source of the purchase price for such shares of Common Stock was capital contributions from the partners of Aisling.  No borrowed funds were used to purchase the Common Stock.

Item 4.	Purpose of Transaction.

No material change.

CUSIP No. 15130J 109	SC 13D	Page 9 of 11

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a), (b)

Reporting Person	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Total Shares	% Ownership
Aisling Capital II, LP	2,232,278	0	2,232,278	5.1
Aisling Capital Partners, LP	2,232,278	0	2,232,278	5.1
Aisling Capital Partners LLC	2,232,278	0	2,232,278	5.1
Steve Elms	2,000	2,232,278	2,234,278	5.1
Dennis Purcell	7,630	2,232,278	2,239,908	5.1
Andrew Schiff	200	2,232,278	2,232,478	5.1

(c)           On May 14, 2015, Aisling distributed (the “Distribution”) 1,100,000 shares of Common Stock on a pro rata basis to its partners and members for no consideration.  In the Distribution, Aisling Partners received 11,000 shares of Common Stock. Certain partners of Aisling, including Aisling Partners, made subsequent pro rata distributions (collectively, the “Subsequent Distribution”) of shares received to their respective partners or members for no consideration. In the Subsequent Distribution, Aisling Partners distributed all 11,000 shares of Common Stock it received in the Distribution to its partners, including Aisling Partners GP, and Aisling Partners GP distributed all 110 shares of Common Stock it received in the Subsequent Distribution to its members, including Messrs. Elms, Schiff and Purcell.

As part of the Subsequent Distribution, the following Reporting Persons received shares of Common Stock in the amounts set forth below:

Reporting Person	Number of Shares of Common Stock Distributed	Total Shares
Steve Elms	1,600
Steven A. Elms 2006	400	2,000
Dennis Purcell	5,704
Purcell Family 2006 Trust	1,476
Aisling Capital LLC	450	7,630
Andrew Schiff	160
ANS 2006 Children’s Trust	40	200

(d)           The partners of Aisling have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of Aisling in accordance with their ownership interests in Aisling.

(e)           Not applicable.

CUSIP No. 15130J 109	SC 13D	Page 10 of 11

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement dated as of February 15, 2012, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).

Exhibit 3:
Registration Rights Agreement, dated February 7, 2012, by and among the Issuer and the holders of Common Stock issuable upon the Conversion, as well as holders of the Warrants, listed in Exhibit A thereto, the form of which was filed and incorporated herein by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-177261), filed with the SEC on October 12, 2011.

CUSIP No. 15130J 109	SC 13D	Page 11 of 11

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      May 18, 2015

AISLING CAPITAL II, LP

By:		Aisling Capital Partners, LP General Partner

By:		Aisling Capital Partners LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS, LP

By:		Aisling Capital Partners LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS LLC

By:		/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

/s/ Steve Elms
Steve Elms

/s/ Dennis Purcell
Dennis Purcell

/s/ Andrew Schiff
Andrew Schiff

 Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).